UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Constant Contact, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

210313 10 2
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 210313 10 2	13G

1	NAME OF REPORTING PERSONS Morgan Stanley Dean Witter Venture Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,770,871
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,770,871
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,770,871
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.24%
12	TYPE OF REPORTING PERSON PN

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CUSIP No. 210313 10 2	13G

1	NAME OF REPORTING PERSONS Morgan Stanley Dean Witter Venture Investors IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 205,450
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 205,450
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,450
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.72%
12	TYPE OF REPORTING PERSON PN

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CUSIP No. 210313 10 2	13G

1	NAME OF REPORTING PERSONS Morgan Stanley Dean Witter Venture Offshore Investors IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 69,082
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 69,082
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,082
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.24%
12	TYPE OF REPORTING PERSON PN

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CUSIP No. 210313 10 2	13G

1	NAME OF REPORTING PERSONS Morgan Stanley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,045,403
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,045,403
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,045,403
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.21%
12	TYPE OF REPORTING PERSON CO

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CUSIP No. 210313 10 2	13G

1	NAME OF REPORTING PERSONS MSDW Venture Partners IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,045,403
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,045,403
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,045,403
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.21%
12	TYPE OF REPORTING PERSON CO

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CUSIP No. 210313 10 2	13G

1	NAME OF REPORTING PERSONS MSDW Venture Partners IV, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,045,403
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,045,403
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,045,403
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.21%
12	TYPE OF REPORTING PERSON CO, IA

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Item 1.

(a)    Name of Issuer

Constant Contact, Inc.

(b)    Address of Issuer’s Principal Executive Offices

1601 Trapelo Road, Suite 329
Waltham, MA 02451

Item 2.

(a)	Name of Person Filing

See Item 2(b) below.  Morgan Stanley is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

(b)	Address of Principal Business Office or, if none, Residence

(1)	Morgan Stanley Dean Witter Venture Partners IV, L.P. (“MSDW Venture Partners”)
1585 Broadway
New York, New York 10036

(2)	Morgan Stanley Dean Witter Venture Investors IV, L.P. (“MSDW Venture Investors”)
1585 Broadway
New York, New York 10036

(3)	Morgan Stanley Dean Witter Venture Offshore Investors IV, L.P. (“MSDW Offshore Investors”)
1585 Broadway
New York, New York 10036

(4)	Morgan Stanley
1585 Broadway
New York, NY 10036

(5)	MSDW Venture Partners IV, LLC (“MSDW LLC”)
1585 Broadway
New York, New York 10036

(6)	MSDW Venture Partners IV, Inc. (“MSDW Inc.”)
1585 Broadway
New York, New York 10036

(c)	Citizenship

See item 4 on Cover Pages to this Schedule 13G.

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

210313 10 2

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Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act 0f 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

(a)	Amount beneficially owned:

See item 9 on Cover Pages to this Schedule 13G.

Morgan Stanley may be deemed to have beneficial ownership of 2,045,403 shares of the reported securities directly beneficially owned by MSDW Venture Partners, MSDW Venture Investors and MSDW Offshore Investors.

MSDW LLC is the general partner of MSDW Venture Partners, MSDW Venture Investors and MSDW Offshore Investors.  MSDW Inc. is the institutional managing member of MSDW LLC.  By virtue of these relationships, each of MSDW LLC and MSDW Inc. may be deemed to have beneficial ownership of the 2,045,403 shares of the reported securities directly beneficially owned by MSDW Venture Partners, MSDW Venture Investors and MSDW Offshore Investors.

MSDW Venture Partners, MSDW Venture Investors, MSDW Offshore Investors, Morgan Stanley, MSDW LLC and MSDW Inc. each disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein.

(b)	Percent of class:

See item 11 on Cover Pages to this Schedule 13G. Please note that none of the reporting persons on Cover Pages to this Schedule 13G own more than 7.21% of the subject class of securities.

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(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See item 5 on Cover Pages to this Schedule 13G.

(ii)	Shared power to vote or to direct the vote

See item 6 on Cover Pages to this Schedule 13G.

(iii)	Sole power to dispose or to direct the disposition of

See item 7 on Cover Pages to this Schedule 13G.

(iv)	Shared power to dispose or to direct the disposition of

See item 8 on Cover Pages to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     January 27, 2010

Signature:	/s/ Debra Abramovitz

By: Debra Abramovitz, as authorized signatory for MSDW LLC and MSDW Inc. and as the institutional managing member of the general partner of each of MSDW Venture Partners, MSDW Venture Investors and MSDW Offshore Investors.

Signature:	/s/ Christopher L. O’Dell
By: Christopher L. O’Dell, as authorized signatory of Morgan Stanley

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